Exhibit 99.1

FENNEC PHARMACEUTICALS REPORTS First Quarter 2026 Financial Results and Provides Business Update

~ Achieved First Quarter 2026 Total Net Revenues of $15.1 Million, Up 73% Year Over Year ~

~ Field Sales Expansion Showing Early Signs of Positive Results with Record PEDMARK® Demand in April 2026 ~

~ Initiated Third Institution-Led Clinical Study Evaluating PEDMARK® in Adolescent and Young Adult (AYA) and Adult Patients with Head and Neck and Testicular Cancers ~

~ Four Abstracts Evaluating PEDMARK® will be Included in the Upcoming 2026 American Society of Clinical Oncology (ASCO) Annual Meeting Program ~

~ Management to Host Conference Call Today at 8:30 a.m. ET ~

Research Triangle Park, NC, May 14, 2026 – Fennec Pharmaceuticals Inc. (NASDAQ:FENC; TSX: FRX), a specialty pharmaceutical company, today reported its financial results for the first quarter ended March 31, 2026 and provided a business update.

“We are encouraged by our continued quarter-over-quarter growth and strong start to the year. 2026 is a defining period for Fennec, with growing clinical interest in independently evaluating PEDMARK® (sodium thiosulfate injection) across new patient populations and tumor types that reinforces our confidence in its broader potential,” said Jeff Hackman, chief executive officer of Fennec Pharmaceuticals. “At the same time, the strategic enhancements we’ve made to our field force are already sharpening our execution and expanding our reach – in tandem, the positive experiences we’re seeing through our Fennec HEARS® program are translating into meaningful access and strong conversion rates, resulting in more patients being treated. Coupled with our solid financial foundation, we believe we are well-positioned to continue to build momentum and deliver sustained growth throughout 2026.”

Business Highlights:

●	Continued Growth Within Key PEDMARK® Accounts: Adoption continues to build across both new and existing accounts, with established prescribers demonstrating growing confidence in PEDMARK®, contributing to deeper utilization and higher vials per account. Demand in the first quarter was driven by prescribing in three core tumor types: testicular, cervical and head and neck cancers, and these remain foundational to Fennec’s commercial opportunity. Additionally, our comprehensive patient services HUB, Fennec HEARS®, continues to be an important contributor to PEDMARK® utilization and HCP adoption. Through ongoing operational refinements, we are seeing more patients enter the funnel, while the overall experience for those patients continues to improve.

●	Initiation of Third Institution-Led Clinical Study: In April 2026, Fennec announced the initiation of an investigator-sponsored study by the University of Arizona Cancer Center to evaluate use of PEDMARK® in AYA and adult patients with head and neck and testicular cancers receiving cisplatin. Additional investigator-initiated studies supporting the use of PEDMARK® have been submitted to Fennec and are currently under review.

●	2026 American Society of Clinical Oncology (ASCO) Annual Meeting: Four abstracts evaluating PEDMARK® were accepted as part of the 2026 ASCO Annual Meeting program, taking place May 29-June 2, 2026 in Chicago, IL.

Upcoming Events:

●	Annual Meeting of Shareholders: Fennec would like to invite shareholders to participate in the Company’s Annual General Meeting on Tuesday, Wednesday June 10, 2026 at 10:00 a.m. ET, which will be held virtually and online by visiting www.virtualshareholdermeeting.com/FENC2026.

●	Investor Conferences: Fennec will be participating in the following upcoming investor conferences:
o	H.C. Wainwright 4th Annual BioConnect Conference, held in partnership with Nasdaq in NYC, on May 19, 2026;
o	B. Riley Securities 2026 Annual Investor Conference in Los Angeles, CA, on May 20 & 21, 2026;
o	24th Annual Craig-Hallum Institutional Investor Conference being held in Minneapolis, MN on May 28, 2026.

Financial Results for the First Quarter Ended March 31, 2026

●	Net Product Sales – For the first quarter of 2026, the Company recorded net product sales of approximately $15.1 million compared to $8.8 million in the first quarter of 2025. The increase in sales is attributable to growth across PEDMARK® accounts, including new accounts in the AYA population.

●	Selling and Marketing Expenses – The Company recorded $11.4 million in selling and marketing expenses in the first quarter of 2026 compared to $3.2 million in the first quarter of 2025. The increase of approximately $8.2 million is largely related to the higher costs associated with the commercialization of PEDMARK® and related expenses to support the expansion of our sales organization. Further, on a comparable basis there was a reallocation of select general and administrative expenses to selling and marketing expenses in the first quarter of 2026 compared to the first quarter of 2025.
●	General and Administrative (G&A) Expenses – The Company recorded $3.2 million in general and administrative expenses in the first quarter of 2026 compared to $5.9 million in the first quarter of 2025. There was a $2.7 decrease in general and administrative expenses for the three-month period ended March 31, 2026 compared to 2025. The decrease was primarily due to lower legal and professional fees as litigation activities concluded. Further, on a comparable basis there was a reallocation of select general and administrative expenses to selling and marketing expenses in the first quarter of 2026 compared to the first quarter of 2025.

●	Cash Position – Cash and cash equivalents were $40.1 million as of March 31, 2026 compared to $36.8 million as of December 31, 2025. The increase in cash in the first quarter is primarily due to operating cash flow of approximately $2.3 million and $1.0 million in cash received from option exercises. We anticipate that our cash, cash equivalents and investment securities as of March 31, 2026, combined with the projected revenues from PEDMARK®, will be sufficient to fund our business based on our current operating plan.

First Quarter 2026 Conference Call Information

Date:Thursday, May 14, 2026

Time:8:30 a.m. Eastern Time

Webcast Link: https://edge.media-server.com/mmc/p/2iptdco4

Participant Link: https://register-conf.media-server.com/register/BIaa4b518aeb974d02873eccf8f56d92f3

Financial Update

The selected financial data presented below is derived from our unaudited condensed consolidated financial statements, which were prepared in accordance with U.S. generally accepted accounting principles. The complete unaudited condensed consolidated financial statements for the period ended March 31, 2026, and management's discussion and analysis of financial condition and results of operations will be available via www.sec.gov and www.sedar.com. All values are presented in thousands unless otherwise noted.

Unaudited Condensed Consolidated

Statements of Operations

(U.S. Dollars in thousands except per share amounts)

	Three Months Ended
	March 31,	March 31,
	2026	2025

Revenue
PEDMARK product sales, net	$15,108	$8,751
Total revenue	15,108	8,751

Operating expenses:
Cost of products sold	570	373
Research and development	49	94
Selling and marketing	11,422	3,227
General and administrative	3,186	5,865

Total operating expenses	15,227	9,559
Loss from operations	(119)	(808)

Other (expense)/income
Unrealized foreign exchange (loss)/gain	(12)	13
Amortization expense	—	(13)
Unrealized loss on securities	—	(1)
Interest income	339	236
Interest expense	(7)	(592)
Total other income/(expense)	320	(357)

Net income/(loss)	$201	$(1,165)

Basic net income/(loss) per common share	$0.01	$(0.04)
Diluted net income/(loss) per common share	$0.01	$(0.04)
Weighted-average number of common shares outstanding basic	34,336	27,578
Weighted-average number of common shares outstanding diluted	35,548	27,578

Fennec Pharmaceuticals Inc.

Balance Sheets

(U.S. Dollars in thousands)

	March 31,	December 31,
	2026	2025

Assets

Current assets
Cash and cash equivalents	$40,179	$36,788
Accounts receivable, net	18,762	23,221
Prepaid expenses	3,461	3,738
Inventory	1,856	1,565
Other current assets	2,622	1,731
Total current assets	66,880	67,043

Non-current assets
Other non-current assets, net of amortization	4,942	3,508
Total non-current assets	4,942	3,508
Total assets	$71,822	$70,551

Liabilities and stockholders’ equity

Current liabilities:
Accounts payable	$6,281	$4,635
Accrued liabilities	3,057	5,635
Contract liability - Norgine	248	248
Total current liabilities	9,586	10,518

Long term liabilities
Contract liabilty - Norgine	24,561	24,561
Total long term liabilities	24,561	24,561
Total liabilities	34,147	35,079

Stockholders’ equity
Common stock, no par value; unlimited shares authorized; 34,541 shares issued and outstanding (2025‑34,163)	191,229	189,906
Additional paid-in capital	74,424	73,745
Accumulated deficit	(229,221)	(229,422)
Accumulated other comprehensive income	1,243	1,243
Total stockholders’ equity	37,675	35,472
Total liabilities and stockholders’ equity	$71,822	$70,551

About Cisplatin-Induced Ototoxicity

Cisplatin and other platinum-based chemotherapies are widely used to treat solid tumors and have been vital in improving survival rates. Unfortunately, these life-saving treatments often result in permanent, irreversible hearing loss, also known as ototoxicity.i

Hearing loss from cisplatin treatment is not rare. Studies show that between 60-90% of patients treated with cisplatin may develop hearing loss, depending upon the dose and duration of chemotherapy.ii Many of those treated with cisplatin will require lifelong hearing aids or cochlear implants, which can be helpful for some, but do not reverse the hearing loss and can be costly over time.iii Treatment-induced hearing loss can reduce quality of survivorship as it impacts many aspects of life, such as speech and language skills, academic performance, social-emotional development, career potential and the ability to live independently.iv,v While audiologic monitoring is recommended to help manage ototoxicity, it is currently underutilized in certain cancer patient populations.

PEDMARK® (sodium thiosulfate injection)

PEDMARK® is the first and only U.S. Food and Drug Administration (FDA) approved therapy indicated to reduce the risk of ototoxicity associated with cisplatin treatment in pediatric patients 1 month of age and older with localized, non-metastatic, solid tumors. It is a unique formulation of sodium thiosulfate in single-dose, ready-to-use vials for intravenous use in pediatric patients. PEDMARK is also the first and only therapeutic agent with proven efficacy and safety data with an established dosing regimen, across two open-label, randomized Phase 3 clinical studies, the Children’s Oncology Group (COG) Protocol ACCL0431 and SIOPEL 6.

Additionally, PEDMARK is recommended for the adolescent and young adult (AYA) population by the National Comprehensive Cancer Network, or NCCN, with a 2A endorsement.

Approximately 500,000 patients in the U.S. are diagnosed annually with cancers that could be treated with a platinum-based chemotherapy.vi,vii The incidence of ototoxicity depends upon the dose and duration of chemotherapy, and many of those treated will require lifelong hearing aids. Until the FDA approval of PEDMARK, there were no preventative agents for this hearing loss. Patients with hearing loss resulting from cancer treatment have a statistically significant worse quality of life compared with peers who have no hearing loss.viii,ix

PEDMARK has been studied by co-operative groups in two Phase 3 clinical studies of survival and reduction of ototoxicity, COG ACCL0431 and SIOPEL 6. Both studies have been completed. The COG ACCL0431 protocol enrolled childhood cancers typically treated with intensive cisplatin therapy for localized and disseminated disease, including newly diagnosed hepatoblastoma, germ cell tumor, osteosarcoma, neuroblastoma, medulloblastoma, and other solid tumors. SIOPEL 6 enrolled only hepatoblastoma patients with localized tumors.

Indications and Usage
PEDMARK® (sodium thiosulfate injection) is indicated to reduce the risk of ototoxicity associated with cisplatin in pediatric patients 1 month of age and older with localized, non-metastatic solid tumors.

Limitations of Use
The safety and efficacy of PEDMARK have not been established when administered following cisplatin infusions longer than 6 hours. PEDMARK may not reduce the risk of ototoxicity when administered following longer cisplatin infusions, because irreversible ototoxicity may have already occurred.

Important Safety Information
PEDMARK is contraindicated in patients with history of a severe hypersensitivity to sodium thiosulfate or any of its components.

Hypersensitivity reactions occurred in 8% to 13% of patients in clinical trials. Monitor patients for hypersensitivity reactions. Immediately discontinue PEDMARK and institute appropriate care if a hypersensitivity reaction occurs. Administer antihistamines or glucocorticoids (if appropriate) before each subsequent administration of PEDMARK. PEDMARK may contain sodium sulfite; patients with sulfite sensitivity may have hypersensitivity reactions, including anaphylactic symptoms and life-threatening or severe asthma episodes. Sulfite sensitivity is seen more frequently in people with asthma.

PEDMARK is not indicated for use in pediatric patients less than 1 month of age due to the increased risk of hypernatremia or in pediatric patients with metastatic cancers.

Hypernatremia occurred in 12% to 26% of patients in clinical trials, including a single Grade 3 case. Hypokalemia occurred in 15% to 27% of patients in clinical trials, with Grade 3 or 4 occurring in 9% to 27% of patients. Monitor serum sodium and potassium levels at baseline and as clinically indicated. Withhold PEDMARK in patients with baseline serum sodium greater than 145 mmol/L.

Monitor for signs and symptoms of hypernatremia and hypokalemia more closely if the glomerular filtration rate (GFR) falls below 60 mL/min/1.73m2.

Administer antiemetics prior to each PEDMARK administration. Provide additional antiemetics and supportive care as appropriate.

The most common adverse reactions (≥25% with difference between arms of >5% compared to cisplatin alone) in SIOPEL 6 were vomiting, nausea, decreased hemoglobin, and hypernatremia. The most common adverse reaction (≥25% with difference between arms of >5% compared to cisplatin alone) in COG ACCL0431 was hypokalemia.

Please see full Prescribing Information for PEDMARK® at: www.PEDMARK.com.

About Fennec Pharmaceuticals

Fennec Pharmaceuticals Inc. is a specialty pharmaceutical company committed to the fight against ototoxicity in cancer patients who receive cisplatin-based chemotherapy. Fennec is focused on the commercialization of PEDMARK® to reduce the risk of platinum-induced ototoxicity in cancer patients. PEDMARK received FDA approval in September 2022 and European Commission approval in June 2023 and United Kingdom (U.K.) approval in October 2023 under the brand name PEDMARQSIÒ.

In March 2024, Fennec entered into an exclusive licensing agreement under which Norgine Pharmaceuticals Ltd., a leading European specialist pharmaceutical company, will commercialize PEDMARQSI® in Europe, U.K., Australia and New Zealand. PEDMARQSI is now commercially available in multiple countries.

PEDMARK has received Orphan Drug Exclusivity in the U.S. and PEDMARQSI has received Pediatric Use Marketing Authorization in Europe which includes eight years plus two years of data and market protection. Further, Fennec has patents providing protection for PEDMARK until 2039 in both the U.S. and internationally.

For more information, please visit www.fennecpharma.com and follow on LinkedIn.

Forward Looking Statements

Except for historical information described in this press release, all other statements are forward-looking. Words such as “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “may,” “will,” or the negative of those terms, and similar expressions, are intended to identify forward-looking statements. These forward-looking statements include statements about our business strategy, timeline and other goals, plans and prospects, including our commercialization plans respecting PEDMARK®/PEDMARQSI®, the market opportunity and demand for and market impact of PEDMARK®/ PEDMARQSI®, its potential impact on patients and anticipated benefits associated with its use, future commercial and regulatory milestone and royalty payments from Norgine, and potential access to further funding after the date of this release. Forward-looking statements are subject to certain risks and uncertainties inherent in the Company’s business that could cause actual results to vary, including the risks and uncertainties that regulatory and guideline developments may change, scientific data and/or manufacturing capabilities may not be sufficient to meet regulatory standards or receipt of required regulatory clearances or approvals, clinical results may not be replicated in actual patient settings, unforeseen global instability, including political instability, or instability from an outbreak of pandemic or contagious disease, such as the novel coronavirus (COVID-19), or surrounding the duration and severity of an outbreak, protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by its competitors, the available market for the Company’s products will not be as large as expected, the Company’s products will not be able to penetrate one or more targeted markets, revenues will not be sufficient to fund further development and clinical studies, our ability to obtain necessary capital when needed on acceptable terms or at all, the Company may not meet its future capital requirements in different countries and municipalities, and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2025. Fennec disclaims any obligation to update these forward-looking statements except as required by law.

For a more detailed discussion of related risk factors, please refer to our public filings available at www.sec.gov and www.sedar.com.

PEDMARK® PEDMARQSI® and Fennec® are registered trademarks of Fennec Pharmaceuticals Inc.

©2025 Fennec Pharmaceuticals Inc. All rights reserved.

For further information, please contact:

Investors:
Robert Andrade
Chief Financial Officer
Fennec Pharmaceuticals Inc.
+1 919-246-5299

Corporate and Media:
Lindsay Rocco

Elixir Health Public Relations
+1 862-596-1304
lrocco@elixirhealthpr.com

i Sheth S et al. Mechanisms of Cisplatin Ototoxicity and Progress in Otoprotection. Frontiers in Cellular Neuroscience. 2017, Vol. 11.

ii Langer T, am Zehnhoff-Dinnesen A, Radtke S, Meitert J, Zolk O. Understanding platinum-induced ototoxicity. Trends Pharmacol Sci. 2013;34(8):458-469

iii Landier W. Ototoxicity and Cancer Therapy. Cancer. June 2016 Vol. 122, No.11: 1647-1658.

iv Clemens E, van den Heuvel-Eibrink MM, Mulder RL, et al. Recommendations for ototoxicity surveillance for childhood, adolescent, and young adult cancer survivors: a report from the International Late Effects of Childhood Cancer Guideline Harmonization Group in collaboration with the PanCare Consortium. Lancet Oncol. 2019;20(1):e29-e41

v Bass JK, Knight KR, Yock TI, Chang KW, Cipkala D, Grewal SS. Evaluation and management of hearing loss in survivors of childhood and adolescent cancers: a report from the children’s oncology group. Pediatr Blood Cancer. 2016;63(7):1152-1162.

vi Chattaraj A et al. Cisplatin-Induced Ototoxicity: A Concise Review of the Burden, Prevention, and Interception Strategies. JCO Oncol Pract. 2023;19

vii Freyer DR et al. Effects of sodium thiosulfate versus observation on development of cisplatin-induced hearing loss in children with cancer (ACCL0431): a multicentre, randomised, controlled, open-label, phase 3 trial. Lancet Oncol. 2017;18(1):63-74.

viii Rajput K, Edwards L, Brock P, Abiodun A, Simpkin P, Al-Malky G. Ototoxicity-induced hearing loss and quality of life in survivors of paediatric cancer. Int J Pediatr Otorhinolaryngol. 2020;138:110401. doi:10.1016/j.ijporl.2020.110401

ix Bass JK, Knight KR, Yock TI, Chang KW, Cipkala D, Grewal SS. Evaluation and management of hearing loss in survivors of childhood and adolescent cancers: a report from the children’s oncology group. Pediatr Blood Cancer. 2016;63(7):1152-1162.